Office of Trade and Services and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Donald Field, Lilyanna Peyser, Suying Li and Doug Jones

Re:	Arhaus, Inc., Draft Registration Statement on Form S-1 Submitted on July 30, 2021, CIK No. 0001875444 (the “Draft Registration Statement”)

Ladies and Gentlemen:

On behalf of Arhaus, Inc. (the “Company”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Draft Registration Statement, marked to show changes from the Draft Registration Statement confidentially submitted on July 30, 2021 (“Amendment No. 1”). The Draft Registration Statement has been revised in Amendment No. 1 in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to the comment letter dated August 24, 2021 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. In addition, a copy of Amendment No. 1 provided to the Staff has been marked against the Draft Registration Statement to show changes for the convenience of the Staff. Capitalized terms used in our responses below that are not otherwise defined has the meanings ascribed to them in Amendment No. 1.

September 3, 2021

General

1.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully advises the Staff that it will supplementally provide copies of any and all written communications, as defined in Rule 405 under the Securities Act, if, and to the extent, the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not any we retain, or intend to retain, copies of the communications.

Basis of Presentation

Key Terms and Performance Indicators Used in this Prospectus; Non-GAAP Financial Measures, page ii

2.

You define “merchandise revenue” as revenue from sale of merchandise exclusive of certain items. You define “demand merchandise revenue” as the value of merchandise from orders placed exclusive of the same items as for “merchandise revenue.” Please explain to us and disclose as appropriate what the difference between the sale amount of merchandise and the value of merchandise orders represents and the distinction between the two you are intending to convey to investors.

The Company has revised the disclosure on pages ii and iii of the draft registration statement and redefined the terms “merchandise revenue” and “demand merchandise revenue.” “Demand merchandise revenue” or “demand” is a key leading performance indicator used by management to assess the business and is the retail sales of orders placed excluding non-merchandise revenue such as delivery fees, private label credit card fees, other fees, rebates, and reserves related to returns and discounts. Tracking demand is important because the timing of delivery, which is when revenue is recognized for GAAP purposes, can vary significantly depending on the type of merchandise. For example, merchandise may be in stock at a showroom and the client may choose to purchase and take delivery immediately while customized merchandise may not be delivered for several weeks or even months.

“Merchandise revenue” is the retail sales of merchandise delivered to a client excluding non-merchandise revenue such as delivery fees, private label credit card fees, other fees, and rebates and reserves related to returns and discounts.

3.	Please explain to us and disclose as appropriate how returned merchandise is factored in determining a factual representation of “demand.”

September 3, 2021

The returned merchandise is reflected in “demand” as an offset against retail sales. Although returned merchandise is reflected in the period of return as opposed to the period the order was placed, the Company has not historically experienced spikes in returns in any one given period. Therefore, management does not believe including actual returns distorts “demand” as it has been consistent period over period nor would providing such actual returns be meaningful for investors.

Company Overview, page 1

4.	Please revise to define in greater detail what you consider to be the “premium home furnishing market.”

The Company has revised its disclosure on page 1 of the draft registration statement in response to the Staff’s comment to include greater detail on what management considers to be the “premium home furnishing market.”

5.

We note your disclosure in the second paragraph that both demand comparable brand revenue growth and comparable brand revenue growth have been meaningful over the last three years. Please revise to clarify what you mean by “meaningful” and provide quantification for the referenced periods. Additionally, we note that you have highlighted demand comparable revenue growth of 25% in 2020. Please revise to balance that presentation with your comparable brand revenue growth percentage for the same period.

The Company has revised its disclosure on page 1 of the draft registration statement in response to the Staff’s comment to clarify what is meant by “meaningful” and provide quantification for the referenced periods and to balance the presentation of demand comparable revenue growth in 2020 with comparable brand revenue growth percentage in 2020.

6.

We note in the fourth paragraph and elsewhere you reference delivering “attractive margins” or “attractive profit margins.” In each instance, please revise to clarify what you mean by attractive margins or attractive profit margins.

The Company has revised its disclosure on pages 2, 8, 74, 91, and 96 of the draft registration statement in response to the Staff’s comment to clarify what is meant by attractive margins or attractive profit margins.

7.	Please revise the seventh paragraph to disclose comparable information for 2019.

The Company has revised its disclosure on pages 2 and 92 of the draft registration statement in response to the Staff’s comment to disclose comparable information for 2019.

September 3, 2021

8.

We note your disclosure that you believe there is potential to more than double your current showroom base to more than 150 locations in both new and existing markets. We also note comparable disclosure in the Expand Our Showroom Base and Capture Market Share section on page 9 to include a reference to the “next decade.” To the extent possible, please revise to clarify and quantify the timeframe applicable to your expansion plan. Please also reconcile with your disclosure in the Real Estate Strategy section on page 96 to include the statement that you currently do not have an anticipated timeframe to open new showrooms.

The Company has revised its disclosure on pages 2, 11, 92, 97 and 103 of the draft registration statement in response to the Staff’s comment to clarify and quantify the timeframe applicable to its contemplated expansion plan.

Strong Operating Performance and Momentum, page 2

9.	Please revise to include comparable information related to your comparable brand revenue growth between 2020 and 2019.

The Company has revised its disclosure on pages 3, 92 and 93 of the draft registration statement to include comparable information related to its comparable brand revenue growth between 2020 and 2019.

Competitive Strengths

Superior and Consistent Unit Economics, page 7

10.	Please show us how “unit-level adjusted EBITDA” and the related margins are computed.

The Company has revised the disclosure on page iii of the draft registration statement to explain how “unit-level adjusted EBITDA” and the related margins are computed.

Strong Direct Global Sourcing Relationships, page 7

11.	We note your disclosure that the majority of your products can only be purchased from Arhaus. Please revise to quantify the percentage of products which are exclusive to Arhaus.

The Company has revised its disclosure on pages 8 and 95 of the draft registration statement to quantify the percentage of products which are exclusive to the Company.

Grow eCommerce Platform, page 8

12.

We note your disclosure here and elsewhere that eCommerce merchandise revenue increased 64% in 2020 compared to 2019. With a view towards revised disclosure, please advise how much of this growth was attributable to the COVID-19 pandemic in comparison to historical growth increases in prior periods and whether you expect this trend to continue going forward.

The Company has revised its disclosure on page 9 and 10 of the draft registration statement to provide disclosure of historical growth for means of comparison.

September 3, 2021

Management is not able to accurately quantify how much of eCommerce growth is attributable to the COVID-19 pandemic, although it has revised the disclosure to state that it believes it was one of several factors that work in synergy to contribute to eCommerce growth.

Our Growth Strategies

Increase Brand Awareness to Drive Sales, page 8

13.	Please disclose how “returns on digital advertising spend of 11x” was computed for transparency to investors about how this was derived.

The Company has revised the disclosure on page 9 of the draft registration statement to delete the statement referenced in the Staff’s comment.

Summary Historical Consolidated Financial Data, page 16

14.	Please show the computation of “comparable brand revenue growth” and “demand comparable brand revenue growth” for transparency to investors about how they were derived.

The Company has added disclosure on page 19 of the draft registration statement to explain to investors how the percentage of growth is calculated. The Company uses the percentage of growth to assess the business and believes that it is the percentage of growth and not the underlying dollar amounts that is important for investors. In addition, management believes that its reporting of percentage growth is consistent with other registrants in its industry.

Use of Proceeds, page 55

15.

Please revise the third paragraph to more specifically identify and quantify the principal intended uses of the net proceeds. Alternatively, if you have no current specific plan for the proceeds or a significant portion of the proceeds, state that that is the case and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

The Company has revised its disclosure on page 58 of the draft registration statement in response to the Staff’s comment.

The Reorganization, page 60

16.

Please refer to the post-offering ownership chart on page 62. Please revise to add the ownership and voting percentages of your Class A and Class B common stock after the offering. In this regard, we note the listed shareholder contingency groups differ from the descriptions and bullets presented in the last paragraph on page 60.

The Company has revised its disclosure on pages 63, 64, 65 and 134 of the draft registration statement in response to the Staff’s comment.

September 3, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

How We Assess the Performance of Our Business, page 73

17.

You present “merchandise revenue” as a non-GAAP financial measure. Please tell us how you determined that adding back to net revenue rebates and reserves related to returns and discounts does not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to the answer to Question 100.04 of the staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Additionally, provide us with a quantified listing of each item comprising the “GAAP adjustments” in calculating the measure. Further, explain to us with a view to disclosing as appropriate the reasons why your management believes this information is useful to investors and why this measure provides useful information to investors regarding your financial condition and results of operations pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Management does not intend “merchandise revenue” to be indicative of overall results or as a substitute for net revenue. Management uses “merchandise revenue” as a performance indicator and compares it to “demand merchandise revenue” in part to monitor the time between orders being placed and clients taking delivery of merchandise, which provides information on supply chain issues, delivery issues and order cancellations, and believe that this information is useful to investors as well. Consistent with “demand merchandise revenue,” for the purposes of comparison, “merchandise revenue” excludes non-merchandise revenue such as delivery fees, private label credit card fees, other fees, rebates, and reserves related to returns and discounts. On page 77, the Company has revised the reconciliation to quantify each item comprising “GAAP adjustments.”

18.

We note your disclosure of “comparable brand revenue growth” and “demand comparable brand revenue growth” metrics in the filing. Please expand your disclosure to state why these metrics provide useful information to investors and how you use them in managing or monitoring the performance of your business. Additionally, discuss how these measures meaningfully differ from one another. Please refer to Release No. 33-10751 for guidance.

The Company has revised its disclosure on page 77 of the draft registration statement in response to the Staff’s comment to state why those metrics provide useful information to investors, how it uses them in managing or monitoring the performance of its business, and how the measures meaningfully differ from one another.

Adjusted EBITDA, page 75

19.

You disclose the measure omits non-cash items, however it appears it also omits items within “new showroom opening expenses” and “other expenses” that have been or will be paid in cash. Accordingly, please revise the characterization of this measure.

September 3, 2021

The Company has revised its disclosure on page 78 of the draft registration statement in response to the Staff’s comment.

Results of Operations

Comparison of the Years Ended December 31, 2020 and December 31, 2019

Net Revenue, page 77

20.

You attribute the change in net revenue to multiple factors. The effect of price increases is quantified under “gross margin,” but other cited factors are not quantified anywhere. Please expand your discussion to quantify the amount of the change contributed by each underlying factor that you identified. Refer to Item 303 of Regulation S-K and section 501.04 of the staff’s Codification of Financial Reporting Policies for guidance.

The Company has revised the disclosure on page 82 of the draft registration statement to disclose that price increases was the primary factor in the change in net revenue, partially offset by a reduction in orders delivered. The Company respectfully submits that it believes such disclosure is consistent with the requirements of Item 303 of Regulation S-K and section 501.04 of the Codification of Financial Reporting Releases because it provides the magnitude and relative impact of the material factors to help potential investors understand changes in net revenue.

21.

Cost of goods sold decreased in 2020 from 2019 despite an increase in net revenue between these periods. It does not appear the reason for the 2020 decrease and inverse relationship are analyzed. Factors affecting the change in the amount of cost of goods sold are discussed under “gross margin,” but they appear to substantially offset one another. Please expand your disclosure as appropriate. Refer to Item 303 of Regulation S-K and Section III of Release No. 33-8350 for guidance.

The costs of goods sold decreased despite an increase in net revenue because of lower costs attributable to strategic sourcing and lower costs as a result of temporary Showroom closings. The Company believes it is more appropriate to explain these differences in discussing gross margin as opposed to costs of goods sold and is consistent with how its peers present this information.

Liquidity and Capital Resources

Net Cash provided by operating activities, page 80

22.

You attribute a portion of the $128.5 million increase in net cash provided by operating activities between 2020 and 2019 to increased net income, the change in which amounted to $1.2 million. It appears a material portion (28%) of the change in operating cash beyond the factors cited has not been analyzed. Please expand your disclosure as appropriate for a fuller analysis of the material factors contributing to the increase in operating cash. Refer to the introductory paragraph of section IV.B and paragraph B.1 of SEC Release No. 33-8350 for guidance.

September 3, 2021

The Company has revised its disclosure on page 85 in response to the Staff’s comment to provide a fuller analysis of the material factors contributing to the increase in operating cash.

Management, page 101

24.

We note that you have identified a number of director nominees. Please revise the Exhibit Index on page II-3 to annotate that you will file consents for such individuals as required by Rule 438 of the Securities Act of 1933.

The Company has revised the Exhibit Index on page II-4 in response to the Staff’s comment.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (216) 861-7090 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Suzanne K. Hanselman

Suzanne K. Hanselman Partner